UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-39032

PROFOUND MEDICAL CORP.

(Translation of the registrant’s name into English)

2400 Skymark Avenue, Unit 6, Mississauga, Ontario L4W 5K5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K (including Exhibit 99.1 hereto) shall be incorporated by reference into the Registration Statement of Profound Medical Corp. on Form F-10 (File No. 333-233997).

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In connection with a proposed offering of common shares in the United States (the “Offering”), the following information was disclosed to investors:

Recent Developments

Profound Medical Corp. (“Profound” or the “Corporation”) anticipates total revenues for the three months ended June 30, 2020 will be approximately C$1.4 million and that its cash balance as of June 30, 2020 will be approximately C$56 million. The foregoing amounts reflecting the Corporation’s anticipated revenues for the second quarter of 2020 are unaudited and preliminary estimates that: (i) represent the most current information available to management as of the date of this Report on Form 6-K; (ii) are subject to completion of interim review procedures that could result in significant changes to the estimated amounts; and (iii) do not present all information necessary for an understanding of the Corporation’s financial condition as of, and the Corporation’s results of operations for the three months ended June 30, 2020. Accordingly, readers should not place undue reliance on these preliminary estimates.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. It is too soon to gauge the impacts of the current outbreak, given the many unknowns related to COVID-19 including the duration and severity of the outbreak. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Corporation operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Corporation’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

Further, from an operational perspective, the Corporation’s employees, direct sales and marketing teams and distribution partners, as well as the workforce of vendors, services providers and counterparties with which the Corporation does business, may also be adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other physical distancing measures, which could result in an adverse impact on the Corporation’ ability to conduct its businesses, including its ability to cultivate adoption of the TULSA-PRO technology, support clinical customers with the TULSA-PRO procedures and increase the utilization of the systems and disposable components.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Corporation’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO systems and the disposable components related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Corporation’s expectations regarding the rate at which agreements for new TULSA-PRO user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new TULSA-PRO user sites. Please see the Corporation’s Interim MD&A for the three months ended March 31, 2020 (“Interim MD&A”) for more information. The Corporation continues to evaluate the current and potential impact of the COVID-19 pandemic on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations.

In addition, the actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which Profound operates, could continue to negatively impact stock markets, including the trading price of the Corporation’s common shares, could adversely impact the Corporation’s ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive.

Marketing Materials

In connection with the Offering, the Corporation intends to use an investor presentation, a copy of which is filed as Exhibit 99.1 hereto.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Report on Form 6-K contains certain information that is “forward-looking information” or that constitutes “forward-looking statements” within the meaning of applicable securities legislation in Canada and the United States, which we refer to collectively as “forward-looking information”. The forward-looking information in this Report on Form 6-K is presented for the purpose of providing disclosure of management’s current expectations of the Corporation’s future events or results, having regard to current plans, objectives and proposals, and such information may not be appropriate for other purposes. Forward-looking information may also include information regarding the Corporation’s future plans or objectives and other information that is not comprised of historical fact. Forward-looking information is predictive in nature and depends upon or refers to future events or conditions. This Report on Form 6-K uses words such as “may”, “would”, “could”, “should”, “will” “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “propose” and similar expressions (including negative and grammatical variations thereof) suggesting future outcomes or events to identify forward-looking information, which includes, but is not limited to, statements regarding:

•	statements with respect to the Corporation’s anticipated preliminary unaudited revenue for the fiscal quarter ended June 30, 2020;

•	the Corporation’s expectations regarding the impact of COVID-19 on the Corporation’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations;

•	the Corporation’s proposed use of the net proceeds from the Offering;

•	the anticipated listing of the Common Shares offered in the Offering on the Toronto Stock Exchange;

•	the Corporation’s expectations regarding commercializing its approved products (particularly the TULSA-PRO system following United States Food and Drug Administration clearance) and the Corporation’s ability to generate revenues and achieve profitability;

•	the Corporation’s expectations regarding the safety, efficacy and advantages of its products over its competitors and alternative treatment options;

•	the Corporation’s expectations regarding its products fulfilling unmet clinical needs and achieving market acceptance among patients, physicians and clinicians;

•	the Corporation’s expectations regarding reimbursement for its approved products from third-party payers;

•	the Corporation’s expectations regarding its relationship with RadNet Inc. (“RadNet”);

•	the Corporation’s expectations regarding its relationships with Koninklijke Philips N.V. and Siemens Healthcare GmbH and the Corporation’s ability to achieve compatibility of its systems with magnetic resonance imaging (“MRI”) scanners produced by other manufacturers;

•	the Corporation’s ability to attract, develop and maintain relationships with other suppliers, manufacturers, distributors and strategic partners;

•	the Corporation’s expectations regarding its pipeline of product development, including expanding the clinical application of the Corporation’s products to cover additional indications;

•	the Corporation’s expectations regarding current and future clinical trials, including the timing and results thereof;

•	the Corporation’s expectations regarding maintenance of the current regulatory approvals it has received, including its compliance with the conditions under such approvals, and the receipt of additional regulatory approvals for its products and future product candidates;

•	the Corporation’s mission and future growth plans;

•	the Corporation’s ability to attract and retain personnel;

•	the Corporation’s expectations regarding its competitive position for each of its products in the jurisdictions where they are approved;

•	the Corporation’s ability to raise debt and equity capital to fund future product development, pursue regulatory approvals and commercialize its approved products; and

•	anticipated trends and challenges in the Corporation’s business and the markets in which it currently operates or may in the future operate.

Any such forward-looking information is based on information currently available to the Corporation, and is based on assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate in the circumstances.

Given the uncertainty and rapidly evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses and customers, there is more uncertainty associated with the Corporation’s assumptions and expectations as compared to prior periods. For a discussion of certain additional assumptions related to the COVID-19 pandemic, see “COVID 19” above and the Interim MD&A.

Whether actual results and developments will conform with the expectations and predictions contained in the forward-looking information is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control, and the effects of which can be difficult to predict. Factors that could cause actual results or events to differ materially from those described in the forward-looking information include, but are not limited to, those that are described under the heading “COVID 19” above and elsewhere in this Report on Form 6-K and the Corporation’s filings with securities regulators, which are available electronically through the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov, such as:

•	risks related to the Corporation’s limited operating history and history of net losses;

•	risks related to the Corporation’s ability to commercialize its approved products, including realizing the anticipated benefits of its commercial agreement with RadNet, expanding the Corporation’s sales and marketing capabilities, increasing the Corporation’s manufacturing and distribution capacity, increasing reimbursement coverage for the Corporation’s approved products and achieving and maintaining market acceptance for its products;

•	risks related to the regulation of the Corporation’s products, including in connection with obtaining regulatory approvals as well as post-marketing regulation;

•	risks related to the Corporation’s successful completion of future clinical trials with respect to its products and future product candidates;

•	risks related to managing growth, including in respect of obtaining additional funding and establishing and maintaining collaborative partnerships, to achieve the Corporation’s goals;

•	risks related to competition that may impact market acceptance of the Corporation’s products and limit its growth;

•	risks relating to fluctuating input prices and currency exchange rates;

•	risks related to the reimbursement models in relevant jurisdictions that may not be advantageous;

•	risks related to reliance on third parties, including the Corporation’s collaborative partners, manufacturers, distributors and suppliers, and increasing the compatibility of its systems with MRI scanners;

•	risks related to intellectual property, including license rights that are key to the Corporation’s business;

•	risks related to the extent and impact of COVID-19; and

•	risks related to the loss of key personnel.

In evaluating any forward-looking information contained in this Report on Form 6-K, the Corporation cautions readers not to place undue reliance on any such forward-looking information. Unless otherwise required by applicable securities laws, the Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking information contained in this Report on Form 6-K to reflect subsequent information, events, results, circumstances or otherwise. Additional information about the risks and uncertainties of forward-looking information and the assumptions upon which it is based is contained in the Corporation’s filings with securities regulators, which are available electronically through SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Discrepancies between the financial information presented in the Corporation’s annual information form and MD&A for the year ended December 31, 2019 and the corresponding financial information reported in the Corporation’s audited financial statements for the year ended December 31, 2019 (the “2019 Audited Financial Statements”) should be resolved in favor of the information contained in the 2019 Audited Financial Statements, which to the extent of any conflict is the information that should be relied upon. There are no changes to the 2019 Audited Financial Statements or the report of the Corporation’s independent auditors thereon.

EXHIBIT INDEX

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

99.1	Investor Presentation, dated July 15, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFOUND MEDICAL CORP.
(Registrant)

Date: July 15, 2020	By:	/s/ Aaron Davidson
Name: Aaron Davidson
Title: Chief Financial Officer